Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295351

PROSPECTUS

11,291,778 Shares of Common Stock

This prospectus relates to the resale, from time to time, of up to 11,291,778 shares of common stock, par value $0.00001 per share (the “Common Stock”), of Envirotech Vehicles, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), by YA II PN, LTD. (the “Selling Securityholder”). The shares of Common Stock to which this prospectus relates consist of (i) up to 10,000,000 shares that may be issued by the Company to the Selling Securityholder, from time to time after the date of this prospectus, pursuant to that certain amended and restated standby equity purchase agreement, dated October 31, 2024, by and between the Company and the Selling Securityholder (the “A&R SEPA”), as amended and supplemented by the supplemental agreement, dated February 24, 2025, by and between the Company and the Selling Securityholder (the “Supplemental Agreement” and, the A&R SEPA as so supplemented and amended, the “Purchase Agreement”), in our sole discretion following an Advance Notice (as defined below) upon the terms and subject to the conditions set forth in the Purchase Agreement and (ii) up to 1,291,778 shares that are issuable upon the exercise of the warrants to purchase shares of Common Stock (the “Warrants”) issued to the Selling Securityholder pursuant to that certain securities purchase agreement, dated March 6, 2026, by and between the Company and the Selling Securityholder (the “SPA”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Stock by the Selling Securityholder. However, we may receive (i) up to $13.5 million additional aggregate gross proceeds from sales of Common Stock that we may make to the Selling Securityholder pursuant to the Purchase Agreement after the date of this prospectus and (ii) de minimis gross proceeds upon the exercise of the Warrants, to the extent such warrants are exercised for cash. See “The Amended and Restated Standby Equity Purchase Agreement” on page 16 of this prospectus for a description of the Purchase Agreement and “Selling Securityholder” on page 20 of this prospectus for additional information regarding the Selling Securityholder.

The Selling Securityholder may sell or otherwise dispose of the Common Stock described in this prospectus in a number of different ways and at varying prices. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Common Stock by the Selling Securityholder and any discounts, commissions, or concessions received by the Selling Securityholder are deemed to be underwriting discounts and commissions under the Securities Act. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of Common Stock to which this prospectus relates by the Selling Securityholder, including our legal and accounting fees. See the sections “About this Prospectus” on page 1 and “Plan of Distribution” on page 25 of this prospectus for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read this prospectus and any applicable prospectus supplement before you invest in our securities.

We engaged A.G.P./Alliance Global Partners (“AGP”) to act as our financial advisor in connection with the offering under the Purchase Agreement. We have agreed to pay AGP a cash fee of 7% based upon the aggregate gross proceeds received from the sales of Common Stock that we elect to make to the Selling Securityholder pursuant to the Purchase Agreement. See “Plan of Distribution” on page 25 of this prospectus for additional information regarding this arrangement.

Shares of our Common Stock are listed on the Nasdaq Capital Market under the symbol “EVTV”. On April 24, 2026, the last reported sale price for our Common Stock was $1.68 per share.

Investing in the securities involves a high degree of risk. See the section titled “Risk Factors” beginning on page 14 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2026.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC to register the securities described in this prospectus for resale by the Selling Securityholder who may, from time to time, sell the securities described in this prospectus.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section titled “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and any prospectus supplement filed by us with the SEC in connection with this offering, and the documents incorporated by reference herein and therein. Neither we nor the Selling Securityholder has authorized anyone to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus and any applicable prospectus supplement is accurate only as of the date on its respective cover. Our business, financial condition, results of operations and prospects may have changed since those dates. The Selling Securityholder is offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted.

Unless otherwise indicated, information contained in this prospectus or any applicable prospectus supplement concerning our industry, including our market opportunity, is based on information from independent industry analysts, market research, publicly available information and industry publications. The third-party sources from which we have obtained information are generally believed to be reliable, but we cannot assure you that such information is accurate or complete. Management estimates contained in this prospectus and any applicable prospectus supplement are based on assumptions made by us using our internal research data and our knowledge of such industry and market, including reference to publicly available information released by independent industry analysts and third-party sources, which we believe to be reasonable. In addition, while we believe such information is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Regarding Forward-Looking Statements.”

For investors outside the United States: Neither we, nor the Selling Securityholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

As used in this prospectus, unless the context otherwise requires, the terms “Envirotech,” the “Company,” “we,” “us,” “our” and “our company” refer to Envirotech Vehicles, Inc., a Delaware corporation, and its consolidated subsidiaries.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider in making an investment decision. You should read this entire prospectus carefully, including the section titled “Risk Factors” in this prospectus as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” and our consolidated financial statements and related notes incorporated by reference in this prospectus, before making an investment decision.

Overview

We are a diversified, power-backed hardware technology company focused on the development, integration, and deployment of electrified and energy-intensive systems across multiple end markets. Our operating and development initiatives are organized around a common foundation of power management, electrification, and integrated hardware know-how, with current focus areas including commercial EVs, electric drone platforms, and medical supplies.

We are also exploring opportunities to develop and deploy energy-integrated artificial intelligence (“AI”) compute infrastructure. Our intended role would be to design, integrate, and deploy modular AI compute systems that combine power generation, power management, and high-performance computing hardware.

We would not develop proprietary AI software models. Rather, our focus would be on the physical infrastructure layer - including power systems integration, modular compute enclosures, cooling systems, and related electrical balance-of-system components - designed to support third-party AI workloads.

Revenue, if pursued, would be generated through equipment sales, system integration services, infrastructure leasing arrangements, and/or joint ventures with energy and technology partners. As of the date of this prospectus, we are in the testing and validation phase of our modular AI infrastructure platform.

Our electric vehicle (“EV”) segment serves commercial and last-mile fleets, school districts, public and private transportation service companies and colleges and universities to meet their demand for light to heavy-duty EVs. We currently offer Class 2 through 4 logistics vans, Class 4 through 5 urban trucks, school buses, electric forklifts, street sweepers, neighborhood EVs and right-hand drive vans and urban trucks. Our EVs are manufactured by original equipment manufacturers (“OEMs”) located in China, Taiwan, and Malaysia and can be marketed, sold, warrantied and serviced through our developing distribution and service network.

Our medical supplies segment operates through our wholly owned subsidiary, Maddox Industries, LLC (“Maddox Industries”), and manufactures medical supplies for distribution by Maddox Medical Corp. (“Maddox Medical”), of which Jason Maddox, our President and Interim Chief Financial Officer, is the founder and a stockholder, and Elgin Tracy, our Chief Operating Officer, is also a stockholder, to government agencies, healthcare systems, and institutional customers requiring domestically manufactured medical products. This segment was established upon our acquisition of Maddox Industries in late 2024, to support U.S.-based manufacturing, supply chain resiliency, and government procurement requirements.

We utilize semi-automated manufacturing systems to produce medical supplies, including protective apparel and related products, in compliance with applicable regulatory and contractual standards. Products manufactured by this segment are intended for use in healthcare, emergency response, and government stockpile applications.

The medical supplies segment supports our broader manufacturing strategy by generating revenue, validating domestic manufacturing capabilities, and demonstrating our ability to execute regulated production at scale. While this segment is not our primary long-term growth focus, it provides operational experience and past-performance manufacturing credentials for the federal government that support other business initiatives.

Our drone segment is focused on the development of heavy-lift, industrial-grade drone platforms designed for agricultural, fire suppression, and forestry applications. This segment targets commercial agricultural operators, farming cooperatives, forestry managers, and public-sector customers seeking aerial solutions for large-area spraying, monitoring, and emergency response.

We are developing a high-payload agricultural drone capable of carrying significantly greater payloads than typical commercial drones, with a focus on durability, operational efficiency, and suitability for large-scale land management. The platform is intended to support precision agriculture, including crop spraying and treatment across extensive acreage, as well as fire suppression and forestry use cases involving water or fire-retardant delivery. As of the date of this prospectus, we are in the design phase of our drone product offerings.

Our drone products are intended to be manufactured in the United States (the “U.S.”), subject to completion of product development, regulatory approvals, and manufacturing readiness. We are also evaluating the integration of advanced technologies, including geospatial mapping, coordinated multi-drone operations, and AI-enabled sensing and analytics. Commercial manufacturing and sales of drone products have not yet commenced.

In the first quarter of 2025, we acquired a 52% equity interest in AG Drone Inc. (“AG Drone”). The remaining equity interest in AG Drone is owned equally by Phillip Oldridge, the Chairman of our Board of Directors (the “Board”) and our Chief Executive Officer, Jason Maddox, our President and Interim Chief Financial Officer, and Elgin Tracy, our Chief Operating Officer. There were no transactions conducted by AG Drone during 2025. All transactions conducted by us within the drone segment were transacted directly by us.

Recent Developments

Business Strategy

Within our EV segment, we have historically operated as a provider of zero-emission EVs to commercial and institutional customers. However, the EV sector experienced significant disruption as a result of changes in U.S. federal and state policies, reduced availability of federal and state incentive programs for EVs, and increased uncertainty surrounding long-term EV adoption. These developments contributed to widespread contraction across the commercial EV market, with many competitors reducing operations or exiting the sector altogether.

At the same time, substantial increases in import tariffs on certain components, including tariffs exceeding 100% on selected parts and subassemblies sourced from Asia, materially impacted the economic feasibility of domesticating certain manufacturing processes for our EVs. These cost pressures reduced margin predictability and constrained our ability to shift specific elements of our EV production to the U.S., particularly battery-related components, to the extent previously anticipated. In response, we have adjusted our operational strategy to prioritize existing inventory, selectively source domestically available components, and focus on vehicle classes for which we maintain sufficient parts availability and customer demand.

While we continue to support and deliver our existing commercial EV offerings, the combination of policy-driven market contraction, elevated input costs, and tariff-related volatility prompted a broader strategic reassessment during 2025. As a result, we began positioning our company as a platform for expanding into additional power-backed hardware technology verticals that are adjacent to our core competencies and offer the potential for higher-margin and recurring revenue characteristics, including electric drone technologies. Beginning in 2026, we also began exploring opportunities in power-intensive AI data compute infrastructure. Both of these verticals rely on our experience in electrification, power systems integration, and hardware deployment.

In connection with this strategic evolution, our acquisition of Maddox Industries in late 2024, the underpinnings of our medical supplies segment, has provided operational validation of our ability to design, deploy, and operate semi-automated, domestic manufacturing systems in regulated environments. Through Maddox Industries, we have established U.S.-based production capabilities focused on fulfilling our subcontract with Maddox Medical for medical supplies for government use, thereby supporting our domestic supply chain objectives and establishing past-performance manufacturing credentials with the federal government. We believe that this experience further reinforces our broader strategy of deploying power-backed hardware systems across multiple end markets while maintaining disciplined execution and operational control.

Maddox Acquisition

On October 30, 2024, we entered into a Membership Interest Purchase Agreement (the “MIPA”) with Maddox Industries and Jason Maddox, the sole member of Maddox Industries (the “Seller”), pursuant to which, subject to the terms and conditions of the MIPA, we purchased from the Seller all of the issued and outstanding membership interests (the “Purchased Interests”) in Maddox Industries (the “Maddox Acquisition”). In connection with the Maddox Acquisition, our Board also appointed Jason Maddox as our President in October 2024.

As consideration for the Purchased Interests, at the closing of the Maddox Acquisition, we issued 3,100,000 shares of our Common Stock (the “Stock Consideration”) to the Seller. In addition, during the six-month period following the closing (the “Earnout Period”), the Seller was eligible to receive up to six monthly cash payments in an aggregate amount of up to $1 million (each such monthly payment, an “Earnout Payment”), with the Earnout Payment for each calendar month being equal to the aggregate amount of gross revenue received by Maddox Industries in respect of any closing receivable, as specified in the MIPA, during such calendar month, subject to an aggregate limit of $1 million with respect to all Earnout Payments payable under the MIPA. On October 20, 2025, the MIPA was amended to extend the Earnout Period to June 17, 2026. In 2025, Earnout Payments totaling $770,000 were paid out to the Seller in conjunction with these earnout provisions.

On December 18, 2024, we consummated the Maddox Acquisition. This strategic acquisition was intended to enhance our capabilities in U.S. manufacturing and logistics, delivering a multimillion-dollar revenue stream from government contracts over the next three years while creating U.S. based manufacturing jobs.

One Big, Beautiful Bill Act (the “OBBBA”)

The demand for our vehicles may be affected adversely by the OBBBA due to significant reductions in EV credits made available to consumers. This may affect our future profitability.

Import Tariffs

Tariffs imposed by the current presidential administration may significantly affect demand for our EVs or reduce our gross profits if we are unable to pass such tariffs to our customers. We are currently assessing the impact and will take appropriate action to minimize the impact of such tariffs on our EV strategy.

Nasdaq Deficiency Notices

On March 6, 2025, we received a letter from the Nasdaq Listing Qualifications Department, notifying us that, based upon the closing bid price of our Common Stock for the 30 consecutive business days from January 21, 2025 to March 5, 2025, we no longer meet the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On August 6, 2025, we filed a certificate of amendment to the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse stock split of our Common Stock at a ratio of 1-for-10 (the “Reverse Stock Split”). Our Common Stock began trading on a post-split basis on the Nasdaq Capital Market as of the open of trading on August 8, 2025 (the “Split Effective Time”). Pursuant to the Reverse Stock Split, every 10 shares of our Common Stock issued and outstanding immediately prior to the Split Effective Time were automatically combined into one issued and outstanding share of our Common Stock without any change in the par value per share or the total number of authorized shares. Proportional adjustments were made to the exercise price and number of shares of our Common Stock issuable upon exercise of outstanding stock options and warrants to purchase shares of our Common Stock and the shares reserved for issuance under our 2017 Equity Incentive Plan (the “2017 Plan”).

On August 25, 2025, we received a letter from the Nasdaq Listing Qualifications Department confirming that we had regained compliance with the Minimum Bid Price Requirement.

Due to the resignation of one of our directors effective as of our 2025 Annual Meeting of Stockholders, we no longer satisfy the requirements to maintain a majority of independent directors on our Board as required by Nasdaq Listing Rule 5605(b)(1) or to maintain an Audit Committee comprised of three independent directors meeting the additional requirements under Nasdaq Listing Rule 5605(c)(2)(A). We are relying on the cure period to regain compliance with these requirements provided in Nasdaq Listing Rules 5605(a)(1)(A) and 5605(c)(4). We are in the process of identifying a new independent director to appoint to the Board to fill the vacancy created by this resignation, and we anticipate appointing such replacement director within the applicable cure period. However, there can be no assurance that we will do so.

Products and Segments

We develop and deploy power-backed hardware systems across multiple end markets that require reliable energy delivery, integrated hardware, and system-level execution. Our activities are organized around a common foundation of power management, electrification, and hardware-software integration. As of the end of 2025, our operations and development initiatives are focused on the following areas: (i) commercial EVs, (ii) drone systems, and (iii) medical supplies. In addition, at the beginning of 2026, we announced a new strategic focus on the development and deployment of power-driven computing and data infrastructure designed to support high density, compute intensive workloads.

In early 2026, we announced a strategic initiative focused on the development and deployment of modular, power-backed computing infrastructure to support high-density AI and advanced computing workloads. Our planned offerings include containerized data center modules integrating dedicated power generation (including natural gas and alternative energy sources), electrical distribution equipment, thermal management systems, and rack-level high-performance compute hardware. We intend to pursue this strategy through a combination of internal development, strategic partnerships, and potential joint ventures. Following commercialization, our role is expected to include system design, power integration, project development, and deployment execution. These systems are expected to incorporate commercially available central processing units (“CPUs”) and, in future configurations, graphics processing units (“GPUs”) capable of supporting AI and other advanced compute workloads. These platforms are intended to be deployable in traditional data center environments as well as distributed or site-constrained locations where power availability, reliability and speed of deployment are critical considerations. We do not intend to design or manufacture semiconductor components.

We are evaluating both grid-connected and off-grid power solutions to support these deployments, including on-site generation and hybrid configurations designed to enhance uptime and reduce reliance on extended grid interconnection timelines. Power strategies that are currently under our consideration include clean natural gas-based generation and other reliable energy sources, subject to regulatory and permitting requirements, as discussed under “Governmental Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2025. We believe that access to cost-effective and dependable power infrastructure is a key constraint facing data center expansion and AI compute deployment in the U.S.

Potential customers for these solutions may include hyperscale operators, government agencies, and commercial enterprises seeking secure, power-resilient computing infrastructure. In addition, we may evaluate opportunities to utilize excess compute capacity for internally managed workloads, including digital asset-related applications, as part of an overall infrastructure utilization strategy. These initiatives remain in research and development, and we have not yet commenced commercial sales.

Drone Systems

During 2025, we initiated research and development efforts in the drone systems market, leveraging our power management, hardware integration, and electrification expertise but have not yet begun offering our drone products as of the end of 2025. We are developing a heavy-lift drone platform designed to carry payloads of approximately 500 pounds. This platform is intended to be manufactured in the U.S. and is being designed primarily for agricultural, fire suppression, and forestry applications, including precision spraying and related use cases.

We believe that recent federal regulatory actions discussed under “Government Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2025, and procurement preferences limiting the use of certain foreign-manufactured drones have created an opportunity for domestically produced alternatives in agricultural and federally funded projects. We are developing a drone platform to provide greater payload capacity, durability, and operational flexibility than our competitors.

In addition to agricultural applications, we are designing our drone platform to support fire suppression and forestry management use cases, including the transport and deployment of water or fire retardant materials. We are also evaluating the integration of advanced software capabilities, including geospatial mapping, coordinated multi-drone operations (“swarming”), and AI-enabled applications to support data-driven operations in complex environments.

These drone products and associated software systems remain in development, and we have not yet commenced commercial manufacturing or sales in this segment.

In February 2025, we engaged a drone manufacturer for the manufacture of a U.S.-made heavy-lift drone in accordance with our detailed specifications and, following delivery of the drone, for transfer of the associated intellectual property rights. This initial heavy-lift drone is purpose-built for the agricultural market, with advanced spraying and mapping functionality. As part of our business strategy, following delivery of the model drone, we intend to open our U.S. drone manufacturing facility and commence commercial sales, subject to applicable regulatory approvals.

Commercial Electric Vehicles

Our commercial EV segment includes purpose-built electric vans, trucks, buses, and specialty vehicles designed for fleet, municipal, and institutional customers. These vehicles are manufactured through third-party OEMs located in China and Malaysia, followed by a Company-led final assembly and integration processes, and then marketed, sold, warrantied and serviced through our service and distribution network. Our vehicles include options for telemetry for remote monitoring, electric power-export and various levels of grid-connectivity. Our zero-emission products may also grow to include automated charging infrastructure and “intelligent” stationary energy storage that enables fast vehicle charging, emergency back-up facility power, and access to the developing, grid-connected opportunities for the aggregate power available from groups of large battery packs.

During 2025, in response to market conditions-including reduced federal and state incentives to support the EV market, substantial increases in import tariffs on certain components, including tariffs exceeding 100% on selected parts and subassemblies sourced from Asia, and reduced profit margins due to cost pressure, we have moderated the pace of expansion within this segment. We remain focused on commercial use cases where electrification provides a measurable return on investment, particularly in jurisdictions with established incentive programs such as New Jersey and California.

Medical Supplies (Maddox Industries)

We maintain U.S.-based production capabilities through our wholly owned subsidiary, Maddox Industries that are focused on fulfilling our subcontract with Maddox Medical for medical supplies for government use.

While our medical supplies segment is not a primary growth area for us, our manufacturing operations for medical supplies provide operational validation of our ability to design, deploy, and manage semi-automated manufacturing processes within regulated environments. We believe this capability supports our broader strategy by demonstrating U.S.-based production capacity, supply chain compliance, and disciplined execution and operational control in support of government contracts.

Our Strategy

Our strategy is focused on building a diversified, power-backed hardware and infrastructure platform centered on markets where energy availability, compute density, and execution capability are critical constraints. In response to market conditions during 2025, we refined our strategic priorities to emphasize scalable infrastructure, margin durability, and selective acquisition-driven expansion.

Our strategy is guided by the following pillars:

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Establish Power-Driven AI Data Infrastructure as the Core Growth Platform. One strategic focus that we view as a key area of growth for our company is the development and deployment of power-driven computing and data infrastructure capable of supporting high-density AI workloads. We believe that accelerating demand for AI compute has created a structural imbalance between compute demand and available infrastructure, particularly with respect to power availability, cooling capacity, and deployment speed. Our strategy is to address these constraints by integrating compute hardware, power systems, and thermal management into cohesive AI infrastructure solutions. We intend to pursue deployments utilizing grid-connected, off-grid, or hybrid power configurations, including on-site generation where permitted, with the objective of maximizing uptime and operational reliability. During the first quarter of 2026, we initiated our evaluation and development of data center infrastructure utilizing advanced cooling technologies, including liquid immersion cooling, to support high-density compute environments.

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Pursue Strategic Acquisitions to Accelerate Scale, Access, and Capability. As part of our growth strategy, we are evaluating strategic acquisitions, mergers, and other business combinations within the AI, GPU, and data infrastructure ecosystem. These potential transactions are intended to accelerate our access to advanced compute hardware, supply chain priority, technical expertise, and established customer relationships. We also intend to evaluate additional opportunities to vertically integrate or consolidate complementary assets and businesses across the AI, compute, and data infrastructure value chain, subject to market conditions, financing availability, and regulatory considerations.

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Integrate Power Infrastructure with Compute Deployment. A central element of our strategy is the integration of power infrastructure with compute deployment. We believe that access to reliable, cost-effective energy is becoming a primary bottleneck for data center expansion. Accordingly, we are pursuing strategies that combine compute infrastructure with dedicated power solutions, including on-site generation and hybrid power models. During 2025, we advanced initiatives related to securing power resources and evaluating infrastructure build-outs in select U.S. regions, including South Texas, where energy availability and industrial development support data center deployment. These initiatives are intended to support scalable, long-term infrastructure development aligned with customer demand.

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Maintain Disciplined Exposure to Commercial Electric Vehicles. We continue to support our commercial EV operations and customer base. However, in light of market conditions discussed above, we have moderated the pace of expansion within this segment. Our EV strategy emphasizes commercial use cases where electrification provides a measurable return on investment, while prioritizing capital allocation toward higher-margin, power-driven infrastructure initiatives.

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Develop Complementary Hardware Platforms with Lower Policy Dependence. We are exploring opportunities to develop complementary hardware platforms, including drone systems, that leverage our expertise in power systems and hardware integration. These initiatives are intended to diversify revenue opportunities and reduce reliance on policy-dependent market segments.

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Execute with Capital Discipline and Phased Deployment. We intend to execute our strategy through a phased deployment model that emphasizes technical validation, customer alignment, and capital efficiency. Investments will be prioritized based on margin potential, scalability, and alignment with our core power-driven infrastructure thesis. We will continue to evaluate partnerships, acquisitions, and financing structures that support disciplined growth while maintaining flexibility to adapt to market conditions.

Amended and Restated Standby Equity Purchase Agreement with the Selling Securityholder

On October 31, 2024, we entered into the A&R SEPA with the Selling Securityholder. The A&R SEPA amends and restates in its entirety the standby equity purchase agreement, dated September 23, 2024 (the “Original SEPA”), by and between the Company and the Selling Securityholder.

Pursuant to the Purchase Agreement, except for so long as there is a balance outstanding under the Promissory Notes (as defined below), we have the right, from time to time, until November 1, 2027, to require the Selling Securityholder to purchase up to $25 million of shares of Common Stock (the “Commitment Amount”), subject to certain limitations and conditions set forth in the Purchase Agreement, by delivering written notice to the Selling Securityholder (“Advance Notice”). During the fourth quarter of 2025 and the first quarter of 2026, we issued Advance Notices under the Purchase Agreement resulting in gross proceeds to us of approximately $3,100,000 and the issuance of 5,431,083 shares of Common Stock. As of the date of this prospectus, the remaining Commitment Amount under the Purchase Agreement is $13.5 million.

We may, in our sole discretion, select the amount of the advance that we desire to issue and sell to the Selling Securityholder in each Advance Notice (an “Advance”), subject to a maximum limit equal to 100% of the average of the daily volume traded of the Common Stock on Nasdaq (as defined below) for the five consecutive trading days immediately preceding the delivery of an Advance Notice (“Maximum Advance Amount”). Pursuant to an Advance Notice, the shares will be issued and sold to the Selling Securityholder at a per share price equal to, at our election as specified in the relevant Advance Notice: (i) 96% of the Market Price (as defined in the Purchase Agreement) for any period commencing on the receipt of the Advance Notice by the Selling Securityholder (or, if the Advance Notice is submitted to the Selling Securityholder prior to 9:00 a.m. Eastern Time, the opening of trading on such day) and ending on 4:00 p.m. Eastern time on the applicable Advance Notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the day such Advance Notice is delivered (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”).

Actual sales of shares of our Common Stock to the Selling Securityholder under the Purchase Agreement will depend on a variety of factors, which may include, among other things, market conditions, the trading price of our Common Stock and determinations by us as to the appropriate sources of funding for our business and its operations.

We may not issue or sell any shares of Common Stock to the Selling Securityholder under the Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by the Selling Securityholder and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder), would result in the Selling Securityholder and its affiliates beneficially owning more than 4.99% of the then-outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). However, the Beneficial Ownership Limitation does not prevent the Selling Securityholder from selling some or all of the shares of Common Stock it acquires and then acquiring additional shares, consequently resulting in the Selling Securityholder being able to sell in excess of the Beneficial Ownership Limitation despite not holding more than 4.99% of our outstanding shares of Common Stock at any given time.

The net proceeds to us under the Purchase Agreement will depend on the frequency and prices at which we sell shares of Common Stock to the Selling Securityholder. Upon the effectiveness of the registration statement of which this prospectus forms a part, we agreed under the SPA to use any proceeds received by us from such sales to the Selling Securityholder to repay the outstanding principal amount of the Debentures, including any accrued and unpaid interest thereon, until the Debentures are no longer outstanding. Thereafter, we expect that any such proceeds will be used for working capital and general corporate purposes, which may include, among other things, supporting our operations, capital expenditures, and strategic initiatives.

The Selling Securityholder has agreed that, except as otherwise expressly provided in the Purchase Agreement, it and its affiliates will not engage in any short sales of the Common Stock during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) November 1, 2027 or (ii) the date on which the Selling Securityholder shall have purchased the Commitment Amount from us under the Purchase Agreement. We have the right to terminate the Purchase Agreement upon five trading days’ prior written notice to the Selling Securityholder, provided that there are no outstanding Advance Notices under which we are yet to issue Common Stock and provided that we have paid all amounts owed to the Selling Securityholder pursuant to the Purchase Agreement. We and the Selling Securityholder may also agree to terminate the Purchase Agreement by mutual written consent. Neither we nor the Selling Securityholder may assign or transfer our respective rights and obligations under the Purchase Agreement, and no provision of the Purchase Agreement may be modified or waived by us or the Selling Securityholder other than by an instrument in writing signed by both parties.

As consideration for the Selling Securityholder’s commitment to purchase shares of Common Stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, we issued the Commitment Shares (as defined below) and paid a structuring fee in an aggregate amount of $25,000.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Because the purchase price per share to be paid by the Selling Securityholder for the shares of Common Stock that we may elect to sell to the Selling Securityholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock during the applicable Pricing Period, as of the date of this prospectus we cannot reliably predict the number of shares of Common Stock that we will sell to the Selling Securityholder under the Purchase Agreement, the actual purchase price per share to be paid by the Selling Securityholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any.

Although the Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the Purchase Agreement, direct the Selling Securityholder to purchase shares of our Common Stock from us in one or more Advances under the Purchase Agreement for a maximum aggregate purchase price of up to the remaining portion of the Commitment Amount, only 10,000,000 shares of Common Stock are being registered for resale under the registration statement of which this prospectus forms a part. While the market price of our Common Stock may fluctuate from time to time after the date of this prospectus and, as a result, the actual purchase price to be paid by the Selling Securityholder under the Purchase Agreement for shares of our Common Stock, if any, may also fluctuate, in order for us to receive the full amount of the Selling Securityholder’s commitment under the Purchase Agreement, it is possible that we may need to issue and sell more than the number of shares being registered for resale under the registration statement of which this prospectus forms a part.

If it becomes necessary for us to issue and sell to the Selling Securityholder more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to the remaining portion of the Commitment Amount, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Securityholder of any such additional shares of our Common Stock, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Common Stock to the Selling Securityholder under the Purchase Agreement. The number of shares of our Common Stock ultimately offered for resale by the Selling Securityholder depends upon the number of shares of Common Stock, if any, we ultimately sell to the Selling Securityholder under the Purchase Agreement.

Pursuant to the A&R SEPA, the Selling Securityholder advanced to the Company the principal amount of $3 million (the “Pre-Paid Advance”) in exchange for the Company’s issuance to the Selling Securityholder of convertible promissory notes (the “Promissory Notes”) in two tranches, resulting in net proceeds (net of discounts and fees) to the Company of $2,635,500. We received the first tranche of the Pre-Paid Advance in the principal amount of $2 million on October 31, 2024 in exchange for the Promissory Note dated October 31, 2024 (the “EVTV-1 Promissory Note”), and the second tranche of the Pre-Paid Advance in the principal amount of $1 million on December 17, 2024 in exchange for the Promissory Note dated December 17, 2024 (the “EVTV-2 Promissory Note”). The Promissory Notes accrued interest on the outstanding principal balance at an annual rate equal to 0%, which would increase to an annual rate of 18% upon the occurrence of an Event of Default (as defined in the Promissory Notes) or a Registration Event (as defined in the Promissory Notes) for so long as such event remains uncured. The Promissory Notes had a maturity date of November 13, 2025. The Promissory Notes were convertible at a conversion price equal to the lower of (i) $21.48 per share or (ii) 93% of the lowest daily volume weighted average price of the Common Stock on Nasdaq Stock Market LLC (“Nasdaq”) as reported by Bloomberg L.P. (“VWAP”) during the five consecutive trading days immediately preceding the conversion date (but no lower than the “floor price” then in effect, which was $3.58 per share, subject to adjustment from time to time in accordance with the terms contained in the Promissory Notes). Pursuant to the terms of the Original SEPA, we issued 6,410 shares of Common Stock to the Selling Securityholder as a commitment fee (the “Commitment Shares”).

During the first quarter of 2025, the obligation under the EVTV-2 Promissory Note in the principal amount of $1 million was fully satisfied through the conversion of the EVTV-2 Promissory Note into shares of Common Stock. As a result of this conversion, 174,348 shares of Common Stock were issued at a weighted average price of $5.70. The principal balance of the EVTV-2 Promissory Note was zero on December 31, 2025.

During the first quarter of 2025, the obligation under the EVTV-1 Promissory Note in the principal amount of $2 million was partially satisfied through the conversion of the EVTV-1 Promissory Note into shares of Common Stock. As a result of this conversion, 149,030 shares of Common Stock were issued at a weighted average price of $4.10. During the second quarter of 2025, the obligation under the EVTV-1 Promissory Note was partially satisfied through the conversion of the EVTV-1 Promissory Note into shares of Common Stock. As a result of this conversion, 56,144 shares of Common Stock were issued at a weighted average price of $2.38. During the fourth quarter of 2025, the obligation under the EVTV-1 Promissory Note was partially satisfied through the conversion of the EVTV-1 Promissory Note into shares of Common Stock. As a result of this conversion, 1,210,941 shares of Common Stock were issued at a weighted average price of $0.52. The remaining principal balance of the EVTV-1 Promissory Note on December 31, 2025, was $285,000. During the first quarter of 2026, the remaining obligation under the EVTV-1 Promissory Note was fully satisfied through the conversion of the EVTV-1 Promissory Note into shares of Common Stock, resulting in 1,266,907 shares of Common Stock being issued at a weighted average price of $0.71.

Supplemental Agreement to A&R SEPA

On February 24, 2025, we entered into the Supplemental Agreement with the Selling Securityholder, which amends and supplements the A&R SEPA to: (i) provide for the advancement by the Selling Securityholder to us, subject to the satisfaction of certain conditions as set forth in the Supplemental Agreement, of $5 million under the Purchase Agreement (the “Additional Pre-Paid Advance”), to be evidenced by convertible promissory notes (the “Additional Promissory Notes”) in two tranches, (ii) amend the maturity date for the EVTV-1 Promissory Note to March 9, 2026, and (iii) amend the floor price for the EVTV-1 Promissory Note to $0.7130 per share.

The Additional Promissory Notes accrued interest on the outstanding principal balance at an annual rate equal to 5%, which would increase to an annual rate of 18% upon the occurrence of an Event of Default (as defined in the Additional Promissory Notes) or a Registration Event (as defined in the Additional Promissory Notes) for so long as such event remains uncured. The Additional Promissory Notes had a maturity date of March 9, 2026. The Additional Promissory Notes were convertible at a conversion price equal to the lower of (i) $10.00 per share or (ii) 93% of the lowest daily VWAP during the five consecutive trading days immediately preceding the conversion date (but no lower than the “floor price” then in effect, which was $0.7130 per share, subject to adjustment from time to time in accordance with the terms contained in the Additional Promissory Notes).

The first tranche of the Additional Pre-Paid Advance was disbursed on February 25, 2025 in the principal amount of $3 million (with net proceeds to us of approximately $2.7 million after deducting discounts and fees) as evidenced by an Additional Promissory Note issued by us to the Selling Securityholder on February 24, 2025 (the “EVTV-3 Additional Promissory Note”). During 2025, the obligation under the EVTV-3 Additional Promissory Note in the principal amount of $3 million was partially satisfied through the conversion of the EVTV-3 Additional Promissory Note into shares of Common Stock. As a result of this conversion, 2,134,613 shares of Common Stock were issued at a weighted average price of $1.51. The remaining principal balance of the EVTV-3 Additional Promissory Note on December 31, 2025, was $50,000. During the first quarter of 2026, the remaining obligation under the EVTV-3 Additional Promissory Note was fully satisfied through the conversion of the EVTV-3 Additional Promissory Note into shares of Common Stock, resulting in 189,093 shares of Common Stock being issued at a weighted average price of $0.55.

The second tranche of the Additional Pre-Paid Advance in the principal amount of $2 million (with net proceeds of approximately $1.8 million after deducting discounts and fees) was disbursed to us on May 7, 2025 (the "EVTV-4 Additional Promissory Note"). During 2025, the obligation under the EVTV-4 Additional Promissory Note in the principal amount of $2 million was fully satisfied through the conversion of the EVTV-4 Additional Promissory Note into shares of Common Stock. As a result of this conversion, 1,163,731 shares of Common Stock were issued at a weighted average price of $1.96. The principal balance of the EVTV-4 Additional Promissory Note was zero on December 31, 2025.

The description of the A&R SEPA, the Supplemental Agreement, the Promissory Notes and the Additional Promissory Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R SEPA, including the Form of Convertible Promissory Notes included therein, and the Supplemental Agreement, including the Form of Additional Promissory Notes included therein, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part and are incorporated herein by reference.

Debenture Financing

On March 6, 2026, we entered into the SPA with the Selling Securityholder, pursuant to which we agreed to issue and sell to the Selling Securityholder, and the Selling Securityholder agreed to purchase from us, debentures (the “Debentures”) in the aggregate principal amount of $11,000,000 (the “Subscription Amount”) in two tranches with the purchase price of the Debentures in each tranche being equal to 96% of the Subscription Amount to be purchased. The closing of the initial tranche of Debentures occurred on March 6, 2026 (the “First Closing”), in which we issued Debentures in the aggregate principal amount of $4,000,000 (the “First Closing Debentures”), to the Selling Securityholder. Pursuant to the SPA, we and the Selling Securityholder have agreed that the closing of the second tranche of the remaining $7,000,000 in aggregate principal amount of the Debentures (the “Second Closing” and such Debentures, the “Second Closing Debentures”) will occur on or before the first business day after the registration statement of which this prospectus forms a part has been declared effective and subject to the satisfaction or waiver of customary closing conditions set forth in the SPA. The sale of the Debentures to the Selling Securityholder is expected to result in gross proceeds to us of approximately $10.5 million, after deducting a one-time due diligence and structuring fee to the Selling Securityholder of $25,000 but before deducting any other fees and expenses.

In addition, in connection with the First Closing, as a commitment fee for the transactions contemplated by the SPA, we issued to the Selling Securityholder the Warrants to purchase up to 1,291,778 shares of Common Stock at an exercise price of $0.01 per share. The Warrants are immediately exercisable and will expire 60 months from the date of issuance. The Warrants include customary adjustment provisions for stock splits, combinations and similar events.

The Debentures bear interest at a rate of 5.0% per annum, subject to a potential increase to 18.0% per annum upon the occurrence of an Event of Default (as defined in the Debentures). The Debentures mature on March 6, 2027 (the “Maturity Date”). We will repay the outstanding principal of the Debentures in monthly installments of (i) $363,636 for the First Closing Debentures and (ii) $636,364 for the Second Closing Debentures, in each case, plus accrued and unpaid interest, in cash, beginning on the earlier of the 30th calendar day following the effectiveness of the registration statement of which this prospectus forms a part or June 6, 2026, with all remaining outstanding principal plus accrued and unpaid interest due in full on the Maturity Date. Any outstanding principal amount of, and accrued and unpaid interest on, the Debentures as of the Maturity Date will be due and payable on the Maturity Date.

The Debentures provide us with an optional redemption right pursuant to which we, at any time, may redeem in cash, in whole or in part, all amounts outstanding under the Debentures prior to the Maturity Date. The redemption amount shall be equal to the outstanding principal balance of the Debentures being redeemed by us, plus all accrued and unpaid interest thereon as of such redemption date.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the SPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the parties.

The description of the SPA, the Debentures and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, the Form of Debenture and the Form of Warrant, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part and are incorporated herein by reference.

As of April 15, 2026, there were 12,930,719 shares of Common Stock outstanding, of which 12,568,968 shares were held by non-affiliates. If all of the 11,291,778 shares offered for resale by the Selling Securityholder under the registration statement of which this prospectus forms a part were issued and outstanding as of April 15, 2026, such shares would represent approximately 87.3% of the total number of shares of our Common Stock outstanding and approximately 89.8% of the total number of outstanding shares of Common Stock held by non-affiliates.

Implications of Being a Smaller Reporting Company

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

Company and Other Information

Our company was originally incorporated under the laws of the state of Florida on August 6, 2012, as ADOMANI, Inc., and, in November 2016, was reincorporated in the state of Delaware under the same name.

On March 15, 2021, we completed our acquisition of Envirotech Drive Systems, Inc., a Delaware corporation, and subsequently changed our company’s name from ADOMANI, Inc. to Envirotech Vehicles, Inc., effective as of May 26, 2021.

Our principal executive offices are located at 7510 Ardmore Street, Houston, TX 77054. Our telephone number is (870) 970-3355. Our corporate website address is www.evtvusa.com. The information contained on our website is not incorporated by reference into this prospectus and inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Issuer:	Envirotech Vehicles, Inc.

Shares of Common Stock offered by the Selling Securityholder:

Up to 11,291,778 shares of our Common Stock, which includes (i) up to 10,000,000 shares of Common Stock that we may issue and sell to the Selling Securityholder, if any, from time to time in our discretion, subject to certain limitations and conditions, pursuant to the Purchase Agreement and (ii) up to 1,291,778 shares of Common Stock that may be issued upon exercise of the Warrants, in each case, subject to the ownership limitations described therein.

Common Stock outstanding before this offering:	12,930,719 shares of our Common Stock(1)

Common Stock to be outstanding after giving effect to the issuance of the shares registered for resale hereunder:	24,222,497 shares of our Common Stock(1)

Use of proceeds:

We will not receive any proceeds from the resale of shares of Common Stock included in this prospectus by the Selling Securityholder. However, we expect to receive (i) up to $13.5 million additional aggregate gross proceeds from sales of Common Stock that we may make to the Selling Securityholder pursuant to the Purchase Agreement after the date of this prospectus and (ii) de minimis gross proceeds upon the exercise of the Warrants, to the extent such Warrants are exercised for cash. The net proceeds from sales, if any, under the Purchase Agreement will depend on the frequency and prices at which we sell shares of Common Stock to the Selling Securityholder after the date of this prospectus. See the section of this prospectus titled “The Amended and Restated Standby Equity Purchase Agreement” for a description of how the price we may sell shares of Common Stock to the Selling Securityholder is calculated pursuant to the Purchase Agreement.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we agreed under the SPA to use any proceeds received by us from sales of shares of Common Stock to the Selling Securityholder under the Purchase Agreement to repay the outstanding principal amount of the Debentures, including any accrued and unpaid interest thereon, until the Debentures are no longer outstanding. Thereafter, we expect that any such proceeds will be used for working capital and general corporate purposes, which may include, among other things, supporting our operations, capital expenditures, and strategic initiatives. See “Use of Proceeds” on page 18 of this prospectus for additional information.

Market for Common Stock:	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “EVTV.”

Risk factors:

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus and similar headings in the documents incorporated by reference into this prospectus for a discussion of factors you should consider before making a decision to invest in our securities.

(1)

The number of shares of our Common Stock to be outstanding immediately before this offering, as shown above, is as of April 15, 2026. The number of shares of our Common Stock to be outstanding immediately after this offering, as shown above, is based on 12,930,719 shares of Common Stock outstanding as of April 15, 2026, assumes exercise of the Warrants for all 1,291,778 shares of Common Stock by the Selling Securityholder, and excludes, as of such date:

●	1,355,824 shares of Common Stock reserved for issuance under the 2017 Equity Incentive Plan;

●	147,039 shares of Common Stock issuable upon the exercise of outstanding warrants other than the Warrants at a weighted-average exercise price of $136.13 per share; and

●	975,250 shares of Common Stock issuable upon the exercise of stock options, with a weighted-average exercise price of $15.74 per share.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “contemplate,” “plan,” “project,” “forecast,” “potential,” “possible,” “proposed,” “should,” “develop,” “opportunity,” “target,” “outlook,” “optimistic,” “poised,” “positioned,” “maintain,” “continue,” “aim,” “goal,” “will” and “would” or the negatives of these terms or other comparable terminology intended to identify statements about the future.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this prospectus and the documents incorporated by reference herein and therein identify important factors, which you should consider in evaluating our forward-looking statements. These factors could cause actual results and events to differ materially from those expressed or implied in any forward-looking statement and include, among other things:

●	our ability to generate demand for our products in order to generate revenue;

●	our dependence upon external sources for the financing of our operations;

●	our ability to effectively execute our business plan;

●	our ability to successfully integrate and realize the benefits of strategic acquisitions;

●	our ability and our suppliers’ ability to scale our manufacturing and assembling processes effectively and quickly;

●	our ability to manage our expansion, growth and operating expenses and reduce and adequately control the costs and expenses associated with operating our business;

●	the potential impact of product recalls and product liability claims relating to the products we distribute and other litigation;

●

our ability and our manufacturing partners’ ability to navigate disruptions to the global supply chain and procure the raw materials, parts, and components necessary to produce our products on terms acceptable to us and our customers;

●	our ability to obtain, retain and grow our customers;

●	our ability to enter into, sustain and renew strategic relationships on favorable terms;

●	our dependency on, and retention of, key personnel;

●	our ability to achieve and sustain profitability;

●

the impact of legislation and/or government regulation on our business and industry, including, without limitation, the status of government subsidies, rebates and economic incentives that support the development and demand of our products and services within our EV segment and our ability to obtain required governmental authorizations for the sale and distribution of our drones;

●	our compliance with foreign laws and regulations related to the international expansion of our drone division;

●	our ability to evaluate and measure our current business and future prospects;

●	our ability to compete and succeed in highly competitive and evolving industries;

●	our ability to respond and adapt to changes in technology;

●	the cost and adequacy of insurance coverage and increases in the number or severity of insurance and claims expenses;

●	our ability to protect our intellectual property and to develop, maintain and enhance strong brands;

●

disruptions in our information technology systems, including, but not limited to, systems failures, cyber-attacks, unauthorized physical or electronic access, or other natural or man-made incidents or disasters; and

●	our ability to maintain compliance with the listing requirements of Nasdaq and the impact of any steps taken to maintain such compliance, on our operations, stock price and future access to capital.

You should read this prospectus and the documents incorporated by reference herein and therein completely and with the understanding that our actual results may differ materially from what we expect as expressed or implied by our forward-looking statements. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, assumptions and other important factors, including, but not limited to, those described in the “Risk Factors” section contained in this prospectus and under similar headings in the other documents that are incorporated by reference in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. In light of the significant risks and uncertainties to which our forward-looking statements are subject, you should not place undue reliance on such forward-looking statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. These forward-looking statements represent our estimates and assumptions only as of the date made regardless of the time of delivery of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you invest in our securities, you should consider the risks described below, together with all of the other information included or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, which has been filed with the SEC and is incorporated by reference in this prospectus, as well as any updates thereto contained in subsequent filings with the SEC, before deciding whether to purchase our securities in this offering. If any of the risks described below or incorporated by reference actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our Common Stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to this Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Securityholder, or the actual gross proceeds resulting from those sales.

Pursuant to the Purchase Agreement, the Selling Securityholder has committed to purchase up to $25 million of shares of our Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The shares of our Common Stock that may be issued under the Purchase Agreement may be sold by us to the Selling Securityholder at our discretion from time to time for a period of up to 36 months following the execution of the Purchase Agreement, unless the Purchase Agreement is earlier terminated.

We generally have the right to control the timing and amount of any sales of our shares of Common Stock to the Selling Securityholder under the Purchase Agreement. Sales of our Common Stock, if any, to the Selling Securityholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Securityholder all, some or none of the shares of our Common Stock that may be available for us to sell to the Selling Securityholder pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by the Selling Securityholder for the shares of Common Stock that we may elect to sell to the Selling Securityholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock prior to each Advance made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Common Stock that we will sell to the Selling Securityholder under the Purchase Agreement, the purchase price per share that the Selling Securityholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Securityholder under the Purchase Agreement, if any.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to the Selling Securityholder. If and when we do elect to sell shares of our Common Stock to the Selling Securityholder pursuant to the Purchase Agreement, after the Selling Securityholder has acquired such shares, the Selling Securityholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Securityholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Securityholder in this offering as a result of future sales made by us to the Selling Securityholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Securityholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Securityholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Sales of a substantial number of our securities in the public market by the Selling Securityholder and our existing stockholders could cause the price of our shares of Common Stock to fall.

The Selling Securityholder can resell, under this prospectus, up to 11,291,778 shares of Common Stock, consisting of (i) up to 10,000,000 shares of Common Stock that we may, in our sole discretion, elect to sell to the Selling Securityholder, from time to time from and after the date of this prospectus pursuant to the Purchase Agreement and (ii) up to 1,291,778 shares of Common Stock that are issuable upon the exercise of the Warrants. If all of the 11,291,778 shares offered for resale by the Selling Securityholder under this prospectus were issued and outstanding as of April 15, 2026 (without taking into account any limitations under the Purchase Agreement or the SPA), such shares would represent approximately 87.3% of the total number of outstanding shares of Common Stock and approximately 89.8% of the total number of outstanding shares of Common Stock held by non-affiliates of our company, in each case as of April 15, 2026.

Sales of a substantial number of our shares of Common Stock in the public market by the Selling Securityholder and/or by our other existing stockholders, or the perception that those sales might occur, could depress the market price of our shares of Common Stock and could impair our ability to raise capital through the sale of additional equity securities.

Following the repayment in full of the Debentures, our management team will have broad discretion over the use of the net proceeds from our sale of shares of Common Stock to the Selling Securityholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Pursuant to the SPA, we agreed to use any proceeds received by us from sales of shares of Common Stock to the Selling Securityholder under the Purchase Agreement to repay the outstanding principal amount of the Debentures, including any accrued and unpaid interest thereon, until the Debentures are no longer outstanding. Thereafter, we expect that any such proceeds will be used for working capital and general corporate purposes, which may include, among other things, supporting our operations, capital expenditures, and strategic initiatives.

Following the repayment in full of the Debentures, our management team will have broad discretion as to the use of the net proceeds from our sale of shares of Common Stock to the Selling Securityholder, if any, and our management will determine the timing and allocation of such proceeds based on our operating needs, market conditions, and strategic opportunities. We could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flows.

THE AMENDED AND RESTATED STANDBY EQUITY PURCHASE AGREEMENT

On September 23, 2024, we entered into the Original SEPA, which was amended and restated on October 31, 2024, by the A&R SEPA. Pursuant to the A&R SEPA, the Selling Securityholder advanced to the Company the Pre-Paid Advance in an aggregate principal amount of $3 million in exchange for our issuance to the Selling Securityholder of the Promissory Notes in two tranches. We received the first tranche of the Pre-Paid Advance in the principal amount of $2 million on October 31, 2024 in exchange for the EVTV-1 Promissory Note, and the second tranche of the Pre-Paid Advance in the principal amount of $1 million on December 17, 2024 in exchange for the EVTV-2 Promissory Note. As of the date of this prospectus, the Promissory Notes are no longer outstanding. Pursuant to the terms of the Original SEPA, the Company issued the Commitment Shares to the Selling Securityholder as a commitment fee.

On February 24, 2025, we entered into the Supplemental Agreement with the Selling Securityholder, which amends and supplements the A&R SEPA to: (i) provide for the advancement by Selling Securityholder to us, subject to the satisfaction of certain conditions as set forth in the Supplemental Agreement, of the Additional Pre-Paid Advance in the aggregate principal amount of $5 million under the Purchase Agreement to be evidenced by the Additional Promissory Notes in two tranches, (ii) amend the maturity date for the EVTV-1 Promissory Note to March 9, 2026, and (iii) amend the floor price for the EVTV-1 Promissory Note to $0.0713 per share. The first tranche of the Additional Pre-Paid Advance was disbursed on February 25, 2025 in the principal amount of $3 million as evidenced by the EVTV-3 Promissory Note. The second tranche of the Additional Pre-Paid Advance was disbursed on May 8, 2025 in the principal amount of $2 million as evidenced by the EVTV-4 Promissory Note.

At the closing of each tranche of the Pre-Paid Advance and the Additional Pre-Paid Advance, the Selling Securityholder advanced to us the principal amount of such tranche, less a discount in the amount equal to 5% of the principal amount of such tranche netted from the purchase price due and structured as an original issue discount. As of the date of this prospectus, the principal amounts of the Promissory Notes and the Additional Promissory Notes and any accrued interest thereon have all been repaid in full.

Pursuant to the Purchase Agreement, and upon the satisfaction of the conditions to the Selling Securityholder’s purchase obligation set forth in the Purchase Agreement, including the registration of shares of Common Stock issuable pursuant to the Purchase Agreement for resale, we have the right, from time to time, until November 1, 2027, to require the Selling Securityholder to purchase up to the Commitment Amount, subject to certain limitations and conditions set forth in the Purchase Agreement, by delivering an Advance Notice to the Selling Securityholder. During the fourth quarter of 2025 and the first quarter of 2026, we issued Advance Notices under the Purchase Agreement resulting in gross proceeds to us of approximately $3,100,000 and the issuance of 5,431,083 shares of Common Stock. As of the date of this prospectus, the remaining Commitment Amount under the Purchase Agreement is $13.5 million.

We may, in our sole discretion, select the amount of the advance that we desire to issue and sell to the Selling Securityholder in each Advance Notice, subject to the Maximum Advance Amount. Pursuant to an Advance Notice, the shares will be issued and sold to the Selling Securityholder at a per share price equal to, at our election as specified in the relevant Advance Notice: (i) 96% of the Market Price for any Option 1 Pricing Period, and (ii) 97% of the Market Price for any Option 2 Pricing Period.

Actual sales of shares of our Common Stock to the Selling Securityholder under the Purchase Agreement will depend on a variety of factors, which may include, among other things, market conditions, the trading price of our Common Stock and determinations by us as to the appropriate sources of funding for our business and its operations.

We may not issue or sell any shares of Common Stock to the Selling Securityholder under the Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by the Selling Securityholder and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the Selling Securityholder and its affiliates beneficially owning more than the Beneficial Ownership Limitation. However, the Beneficial Ownership Limitation does not prevent the Selling Securityholder from selling some or all of the shares of Common Stock it acquires and then acquiring additional shares, consequently resulting in the Selling Securityholder being able to sell in excess of the Beneficial Ownership Limitation despite not holding more than 4.99% of our outstanding shares of Common Stock at any given time.

The net proceeds to us under the Purchase Agreement will depend on the frequency and prices at which we sell shares of Common Stock to the Selling Securityholder.

The Selling Securityholder has agreed that, except as otherwise expressly provided in the Purchase Agreement, it and its affiliates will not engage in any short sales of the Common Stock during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) November 1, 2027 or (ii) the date on which the Selling Securityholder shall have purchased the Commitment Amount from us under the Purchase Agreement. We have the right to terminate the Purchase Agreement upon five trading days’ prior written notice to the Selling Securityholder, provided that there are no outstanding Advance Notices under which we are yet to issue Common Stock and provided that we have paid all amounts owed to the Selling Securityholder pursuant to the Purchase Agreement. We and the Selling Securityholder may also agree to terminate the Purchase Agreement by mutual written consent. Neither we nor the Selling Securityholder may assign or transfer our respective rights and obligations under the Purchase Agreement, and no provision of the Purchase Agreement may be modified or waived by us or the Selling Securityholder other than by an instrument in writing signed by both parties.

As consideration for the Selling Securityholder’s commitment to purchase shares of Common Stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, prior to the Effective Date, we issued the Commitment Shares and paid a structuring fee in an aggregate amount of $25,000.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The description of the A&R SEPA, the Supplemental Agreement and the Promissory Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R SEPA, the Supplemental Agreement and the Promissory Notes, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part and are incorporated herein by reference.

Because the purchase price per share to be paid by the Selling Securityholder for the shares of Common Stock that we may elect to sell to the Selling Securityholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock during the applicable Pricing Period, as of the date of this prospectus we cannot reliably predict the number of shares of Common Stock that we will sell to the Selling Securityholder under the Purchase Agreement, the actual purchase price per share to be paid by the Selling Securityholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of April 15, 2026, there were 12,930,719 shares of Common Stock outstanding, of which 12,568,968 shares were held by non-affiliates. If all of the 11,291,778 shares offered for resale by the Selling Securityholder under the registration statement of which this prospectus forms a part were issued and outstanding as of April 15, 2026, such shares would represent approximately 87.3% of the total number of shares of our Common Stock outstanding and approximately 89.8% of the total number of outstanding shares of Common Stock held by non-affiliates.

Although the Purchase Agreement provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the Purchase Agreement, direct the Selling Securityholder to purchase shares of our Common Stock from us in one or more Advances under the Purchase Agreement, for a maximum aggregate purchase price of up to the remaining portion of the Commitment Amount, only 10,000,000 shares of Common Stock are being registered for resale under the registration statement of which this prospectus forms a part. While the market price of our Common Stock may fluctuate from time to time after the date of this prospectus and, as a result, the actual purchase price to be paid by the Selling Securityholder under the Purchase Agreement for shares of our Common Stock, if any, may also fluctuate, in order for us to receive the full amount of the Selling Securityholder’s commitment under the Purchase Agreement, it is possible that we may need to issue and sell more than the number of shares being registered for resale under the registration statement of which this prospectus forms a part.

If it becomes necessary for us to issue and sell to the Selling Securityholder more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to the remaining portion of the Commitment Amount, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Securityholder of any such additional shares of our Common Stock, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Common Stock to the Selling Securityholder under the Purchase Agreement. The number of shares of our Common Stock ultimately offered for resale by the Selling Securityholder depends upon the number of shares of Common Stock, if any, we ultimately sell to the Selling Securityholder under the Purchase Agreement.

USE OF PROCEEDS

All of the shares of our Common Stock offered by the Selling Securityholder pursuant to this prospectus will be sold by the Selling Securityholder for its own respective account. We will not receive any direct proceeds from these sales. However, we expect to receive (i) up to $13.5 million additional aggregate gross proceeds from sales of Common Stock that we may make to the Selling Securityholder pursuant to the Purchase Agreement after the date of this prospectus and (ii) de minimis gross proceeds upon the exercise of the Warrants, to the extent such Warrants are exercised for cash. See the section of this prospectus titled “Plan of Distribution” elsewhere in this prospectus for more information.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we agreed under the SPA to use any proceeds received by us from sales of shares of Common Stock to the Selling Securityholder under the Purchase Agreement to repay the outstanding principal amount of the Debentures, including any accrued and unpaid interest thereon, until the Debentures are no longer outstanding. Thereafter, we expect that any such proceeds will be used for working capital and general corporate purposes, which may include, among other things, supporting our operations, capital expenditures, and strategic initiatives. Accordingly, following the repayment in full of the Debentures, we have broad discretion in the application of the net proceeds, and our management will determine the timing and allocation of such proceeds based on our operating needs, market conditions, and strategic opportunities. We could utilize such proceeds in ways that do not necessarily improve our results of operations or enhance the value of our securities.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which shares of Common Stock may be sold by the Selling Securityholder under this prospectus.

MARKET INFORMATION

Our Common Stock is currently listed on the Nasdaq Capital Market under the symbol “EVTV.” As of April 15, 2026, there were 151 holders of record of our Common Stock. The actual number of stockholders of our Common Stock is greater than the number of record holders and includes holders of our Common Stock whose shares of Common Stock are held in street name by brokers and other nominees.

DIVIDEND POLICY

We have never declared or paid any dividends on our Common Stock and do not anticipate that we will pay any dividends to holders of our Common Stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our Board and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our Board.

SELLING SECURITYHOLDER

This prospectus relates to the possible resale from time to time by the Selling Securityholder of up to 11,291,778 shares of Common Stock. The shares of Common Stock to which this prospectus relates consists of (i) up to 10,000,000 shares of Common Stock that we may issue and sell to the Selling Securityholder, if any, from time to time in our discretion, subject to certain limitations and conditions, pursuant to the Purchase Agreement and (ii) up to 1,291,778 shares that may be issued upon the exercise of the Warrants.

We are registering the shares of Common Stock included in this prospectus pursuant to the provisions of the Purchase Agreement and the SPA. Except for the transactions contemplated by the Purchase Agreement and SPA, and as set forth in the section titled “Plan of Distribution” in this prospectus, the Selling Securityholder has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Securityholder and the shares of Common Stock that may be resold by the Selling Securityholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Securityholder and reflects holdings as of April 15, 2026. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered” represents all of the shares of Common Stock being offered for resale by the Selling Securityholder under this prospectus. The Selling Securityholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Securityholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Securityholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Common Stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated under the Exchange Act and includes shares of Common Stock with respect to which the Selling Securityholder has sole or shared voting and investment power. The percentage of shares of Common Stock beneficially owned by the Selling Securityholder prior to the offering shown in the table below is based on an aggregate of 12,930,719 shares of our Common Stock outstanding on April 15, 2026. Because the purchase price to be paid by the Selling Securityholder for shares of Common Stock, if any, that we may elect to sell to the Selling Securityholder in one or more Advances from time to time under the Purchase Agreement will fluctuate based on the market prices of our Common Stock during the applicable Pricing Period, the actual number of shares of Common Stock that we may sell to the Selling Securityholder under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by the Selling Securityholder of all of the shares of Common Stock being offered for resale pursuant to this prospectus.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Securityholder has sole voting and investment power with respect to all shares of Common Stock that it beneficially owns. Except as otherwise described below, based on the information provided to us by the Selling Securityholder, the Selling Securityholder is not a broker-dealer or an affiliate of a broker-dealer.

	Number of Shares of Common Stock Beneficially Owned		Maximum Number of	Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold
Name of Selling Securityholder	Number(1)	Percent	Shares of Common Stock Being Offered(2)	Number	Percent
YA II PN, LTD. (3)	679,132	4.99%	11,291,778	-	-

(1)

Represents shares of our Common Stock that the Selling Securityholder has the right to acquire under the Warrants within 60 days of April 15, 2026. This amount does not include (i) 612,646 additional shares of Common Stock that would have been issuable to the Selling Securityholder upon exercise of the Warrants due to the beneficial ownership limitation in the Warrants providing that the Selling Securityholder may not exercise any portion of the Warrants to the extent that after giving effect to such exercise, the Selling Securityholder together with its Attribution Parties (as defined in the Warrants) collectively would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise and (ii) 10,000,000 additional shares of Common Stock that would have been issuable to the Selling Securityholder under the Purchase Agreement because the Selling Securityholder is prohibited from acquiring shares of our Common Stock pursuant to the Purchase Agreement to the extent such shares, when aggregated with all other shares of our Common Stock then beneficially owned by the Selling Securityholder and its affiliates, would cause the beneficial ownership of Common Stock of the Selling Securityholder and its affiliates to exceed the Beneficial Ownership Limitation.

(2)	Assumes the sale of all shares being offered pursuant to this prospectus.

(3)

The Selling Securityholder is a fund managed by Yorkville Advisors Global, LP (the “IM”). Yorkville Advisors Global II, LLC is the General Partner of the IM. Investment decisions for the Selling Securityholder are made by Mr. Mark Angelo. The business address of the Selling Securityholder is 1012 Springfield Avenue, Mountainside, NJ 07092.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 355,000,000 shares of capital stock, of which 350,000,000 shares are designated as Common Stock and of which 5,000,000 shares are designated as preferred stock, $0.00001 par value per share (“Preferred Stock”).

The following is a description of the material terms of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This description is based upon, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation, our amended and restated bylaws and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). You should read our amended and restated certificate of incorporation and our amended and restated bylaws, which have been publicly filed with the SEC, for the provisions that are important to you.

General

As of April 15, 2026, there were 12,930,719 shares of our Common Stock outstanding and held of record by 150 stockholders. No shares of Preferred Stock are outstanding. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock, which we may issue in the future.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of our Preferred Stock outstanding at the time, for as long as such stock is outstanding, the holders of our Common Stock are entitled to receive ratably any dividends as may be declared by our Board out of funds legally available for dividends.

As a Delaware corporation, we are subject to certain restrictions on dividends under the DGCL. Generally, a Delaware corporation may only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Voting Rights

Holders of our Common Stock are entitled to one vote per share on any matter to be voted upon by stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election at each annual meeting of stockholders, with the directors in other classes continuing for the remainder of their three-year terms.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preferential, preemptive, conversion or exchange rights.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

Redemption Rights

There are no redemption or sinking fund provisions applicable to our Common Stock.

Undesignated Preferred Stock

Subject to limitations prescribed by Delaware law, our Board may issue Preferred Stock in one or more series, establish from time to time the number of shares to be included in each series, and determine for each such series of Preferred Stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law, in each case without further vote of action by our stockholders. Our Board may also increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. We have no current plan to issue any shares of Preferred Stock.

Anti-Takeover Matters

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our amended and restated bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Furthermore, any vacancy on our Board, however occurring, including a vacancy resulting from an increase in the size of our Board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

Classified Board of Directors

Our amended and restated certificate of incorporation provides for a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that there will be no cumulative voting.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated bylaws provide that a majority of the members of our Board then in office, the Chairman of the Board, or the Chief Executive Officer may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws include advance notice procedures for stockholders seeking to bring business before an annual or special meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than 120 days nor earlier than 150 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated bylaws.

Amendment to Certificate of Incorporation and Bylaws

The amendment of the provisions in our amended and restated certificate of incorporation require approval by holders of at least 66 2⁄3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the DGCL. The amendment of the provisions in our amended and restated bylaws require approval by either a majority of our Board or holders of at least 66 2⁄3% of our outstanding capital stock entitled to vote generally in the election of directors, in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the DGCL.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation provides for authorized shares of Preferred Stock. The existence of authorized but unissued shares of Preferred Stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our Board broad power to establish the rights and preferences of authorized and unissued shares of Preferred Stock. The issuance of shares of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person or entity who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●

at or after the time the stockholder became interested, the business combination was approved by our Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock, and could also affect the price that some investors are willing to pay for our Common Stock.

Exclusive Forum

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations of Director Liability and Indemnification of Directors and Officers

As permitted by the DGCL, provisions in our amended and restated certificate of incorporation and our amended and restated bylaws limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;
●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
●	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our amended and restated bylaws provide that:

●

we will indemnify our directors, officers and, in the discretion of our Board, certain employees, to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

●

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our Board, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

Our Common Stock trades on the Nasdaq Capital Market under the symbol “EVTV.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 28 Liberty Street, 53rd Floor, New York, NY 10005.

PLAN OF DISTRIBUTION

The shares of Common Stock offered by this prospectus are being offered by the Selling Securityholder. The shares of Common Stock may be sold or distributed from time to time by the Selling Securityholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of Common Stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;
●	transactions involving cross or block trades;
●	through brokers, dealers, or underwriters who may act solely as agents;
●	“at-the-market” into an existing market for the shares of our Common Stock;
●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
●	in privately negotiated transactions;
●	through any combination of the foregoing; or
●	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Except as set forth above, we know of no existing arrangements between the Selling Securityholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Common Stock offered by this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Securityholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Common Stock sold by the Selling Securityholder may be less than or in excess of customary commissions. Neither we nor the Selling Securityholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Common Stock sold by the Selling Securityholder.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Securityholder, including with respect to any compensation paid or payable by the Selling Securityholder to any brokers, dealers, underwriters or agents that participate in the distribution of such shares by the Selling Securityholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Common Stock covered by this prospectus by the Selling Securityholder.

As consideration for its irrevocable commitment to purchase our Common Stock at our direction under the Purchase Agreement, we issued to the Selling Securityholder 6,410 shares of our Common Stock as Commitment Shares, which Commitment Shares had a total aggregate value equal to 0.50% of the Commitment Amount under the Purchase Agreement (assuming a value of $1.95 per Commitment Share, representing the Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) on the trading day immediately preceding the execution of the Original SEPA), upon execution of the Original SEPA. In accordance with FINRA Rule 5110, the Commitment Shares are deemed to be underwriting compensation in connection with sales of our shares of Common Stock by the Selling Securityholder to the public. We also paid a structuring fee to the Selling Securityholder in an aggregate amount of $25,000.

In addition, we have agreed to pay AGP a cash fee equal to 7% of the aggregate gross proceeds received from the sales of Common Stock that we elect to make to the Selling Securityholder pursuant to the Purchase Agreement. Additionally, we have agreed to reimburse AGP for its accountable legal expenses relating in connection with the offering in the amount of $75,000 and its non-accountable expenses in connection with the offering up to $15,000.

We also have agreed to indemnify the Selling Securityholder and certain other persons against certain liabilities in connection with the offering of shares of our Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Securityholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Securityholder specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Selling Securityholder has represented to us that at no time prior to the date of the Purchase Agreement has the Selling Securityholder, its sole member, any of their respective officers, or any entity managed or controlled by the Selling Securityholder or its sole member, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Stock or any hedging transaction, which establishes a net short position with respect to our Common Stock.

The Selling Securityholder has agreed that during the term of the Purchase Agreement, none of the Selling Securityholder, its sole member, any of their respective officers, or any entity managed or controlled by the Selling Securityholder or its sole member, will enter into or effect, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Stock or any hedging transaction, which establishes a net short position with respect to our Common Stock, for its own account or for the account of any other such person or entity.

We have advised the Selling Securityholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Securityholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Common Stock offered by this prospectus have been sold by the Selling Securityholder.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by K&L Gates LLP, Irvine, California.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2025 and December 31, 2024, and for each of the two years then ended, incorporated by reference in this prospectus have been so incorporated in reliance upon the report of Barton CPA PLLC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of the registration statement on Form S-1 we filed with the SEC under the Securities Act, does not contain all of the information set forth or incorporated by reference in the registration statement. For further information with respect to us and the securities being offered hereby, you should read the registration statement, including its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are required to file annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, including our company, that file electronically with the SEC. You may obtain documents that we file with the SEC at http://www.sec.gov.

We also make these documents available on our website at www.evtvusa.com. Our website and the information contained or connected to our website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on April 13, 2026;
●	our Current Reports on Form 8-K filed with the SEC on January 13, 2026, January 20, 2026, February 4, 2026, February 13, 2026, and March 9, 2026; and
●

the description of our Common Stock contained in our Registration Statement on Form 8-A filed with SEC on July 5, 2022, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference in this prospectus any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus and prior to the completion or termination of the offering of the securities described in this prospectus, but, in each case, excluding any information deemed furnished and not filed with the SEC. Any statement contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Envirotech Vehicles, Inc., 7510 Ardmore Street, Houston, Texas 77054, Attention: Chief Financial Officer or telephoning us at (870) 970-3355. You may also access the documents incorporated by reference in this prospectus through our website at www.evtvusa.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

11,291,778 Shares of Common Stock

PROSPECTUS

The date of this prospectus is May 5, 2026